B&G Foods, Inc. Four Gatehall Drive Parsippany, NJ 07054 Tel: (973) 401-6500 Fax: (973) 630-6550

VIA EDGAR

October 4, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549
Attn:	Karl Hiller
Branch Chief

Re:	B&G Foods, Inc.
Form 10-K for the Fiscal Year ended December 29, 2012
Filed February 26, 2013
File No. 001-32316

Ladies and Gentlemen:

This letter is to confirm the telephone conversation between Ms. Kimberly Calder, Assistant Chief Accountant, and the undersigned on Thursday, October 3, 2013, regarding the comments that you have provided on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated September 5, 2013 (the “Comment Letter”).

The Staff had previously granted our request to extend the Company’s deadline to respond to the Comment Letter from September 19th to October 4th.  We are in the process of preparing our response to the Comment Letter.  However, as I explained in our telephone conversation yesterday, because the Company has been engaged in negotiations and document preparation for an acquisition that is expected to sign and close early next week and has also had to spend more time than expected on certain other corporate and legal matters, the Company requires additional time to fully and appropriately respond to the comments made by the Staff.  Therefore, we respectfully requested a further extension of time to respond to the Comment Letter and were advised that such request would be granted by the Staff.  We appreciate the Staff’s willingness to grant our request.  We intend to submit our response to you on or before Friday, October 11, 2013.

If you have any questions with respect to the foregoing, please contact me at (973) 630-6406.

Sincerely,

/s/ Scott E. Lerner

Scott E. Lerner
Executive Vice President, General Counsel and Secretary

Quality Foods Since 1889